                                                                    Exhibit 99.5

HYDROGENICS CORPORATION
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                      MANAGEMENT'S DISCUSSION AND ANALYSIS

The following sets out management's discussion and analysis of our financial position and results of operations for the years ended December 31, 2000 and 1999. The information is intended to assist our readers in analyzing our financial affairs, and should be read together with our consolidated audited financial statements for 2000, including the notes therein, contained in this Annual Report.

All financial information is reported in U.S. dollars unless otherwise noted. Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles, which are commonly called "Canadian GAAP". Canadian GAAP differs in some respects from accounting principles generally accepted in the United States which are commonly called "U.S. GAAP". See note 19 to our consolidated financial statements.

Certain statements in this Annual Report may constitute "forward-looking" statements within the meaning of the "safe harbour" provisions of the U.S. Private Securities Litigation Reform Law of 1995. Such forward-looking statements are based on management's current expectations, beliefs, intentions or strategies for the future, which are indicated by words such as "may, expects, intends, anticipates, believes, estimates and forecasts" and other similar words. All forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such factors include, among other things: technological changes or changes in the competitive environment adversely affecting the products, markets, revenues or margins of our business; changes in general economic, financial or business conditions adversely affecting the business or the markets in which we operate; our ability to attract and retain customers and business partners; and, our dependency on third party suppliers.

OVERVIEW
We continue to concentrate our efforts on the development of fuel cell systems, components and subsystems targeted towards the broad transportation, stationary and portable power markets. During fiscal 2000 we continued to expand our expertise and knowledge of proton exchange membrane (PEM) fuel cell systems through the design, development and manufacture of our FCATS (Fuel Cell Automated Test System) product line. For fiscal 2000, operating revenue increased 230% to $8.9 million from $2.7 million for the comparable period in 1999. During fiscal 2000 we also expanded our FCATS product line as four new FCATS products were designed, built and sold, including an 85 kW system, a reformer system, a manufacturing verification system and a system targeted at the residential fuel cell market.

During fiscal 2000, we increased our capacity and capability to meet the upcoming challenges of our industry by:

     - adding 50 employees to finish the year at 74, a pace of growth we expect to continue into 2001, as manufacturing and research requirements continue to grow;

     - relocating to modern manufacturing and production facilities which increased our total administrative, production and R&D space to 105,000 square feet from 13,500 square feet;

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     - expanding our sales and marketing efforts by establishing an Asia-Pacific sales office in Japan;

     - completing a successful initial public offering of our common shares; and

     - ending the year with a strong balance sheet, including $77.4 million in cash and cash equivalents.

Revenues
Revenues increased to $8.9 million for the year ended December 31, 2000 compared to $2.7 million for the year ended December 31, 1999. The increase in revenues was primarily due to increased demand for our FCATS products from our existing customers. We also expanded our customer base during this period which resulted in additional revenue.

We continue to generate much of our revenue from a small number of our customers. Revenues from our three largest customers accounted for 78% and 80% of our total revenues for the years ended December 31, 2000 and 1999 respectively.

The majority of our revenues is recognized on a percentage of completion basis due to the length of the build cycle of our FCATS product line. As we standardize our manufacturing processes and reduce our build cycle, we expect that a greater percentage of our revenue will be recognized when products are delivered.

We anticipate continued revenue growth from our FCATS product line as our existing and future customers expand their fuel cell development programs. We also anticipate that revenues from system integration and, to a lesser extent, full power systems production will increase in 2001 and beyond as we apply the extensive knowledge we have gained in designing and manufacturing our FCATS product line toward these larger market opportunities.

Cost of revenue
As a result of a significant increase in revenues, cost of revenues increased to $6.5 million for the year ended December 31, 2000 compared to $2.1 million for the year ended December 31, 1999. Cost of revenues consist of materials, direct labour costs and benefits, indirect labour costs and benefits relating to engineering and design and overhead costs. We realized a gross margin of $2.4 million, or 27% of revenues, for the year ended December 31, 2000 compared to $0.6 million or 21% of revenues for the year ended December 31, 1999. A number of variables beyond our control can impact our gross margin, for example the volume and the timing of orders, the degree of customization required by our customers, and the product mix at any one time.

Selling, general and administration
Selling, general and administrative (SG&A) expenses increased to $2.1 million for the year ended December 31, 2000, compared to $0.5 million for the year ended December 31, 1999. SG&A expenses consist primarily of wages and salaries relating to our sales, marketing and corporate staff, professional fees, corporate travel, insurance and facilities costs.

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HYDROGENICS CORPORATION
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The increase in SG&A expenses in 2000 is attributable to a number of items, including:

     - an increase in insurance, professional fees and investor relations expenses of approximately $0.4 million, associated with our change of status from a private company to a public company;

     - an increase in utilities and rent of approximately $0.3 million, resulting from the move to our new 95,000 square foot facility during the fourth quarter of 2000;

     - an increase in sales and marketing expenses of approximately $0.2 million, reflecting an expansion of our sales and marketing staff and the opening of our Asia Pacific office in Tokyo during the third quarter;

     - an increase of approximately $0.32 million, reflecting the hiring of additional employees during the year to facilitate our manufacturing and development initiatives.

We anticipate that SG&A will continue to increase in 2001, although at a slower pace than in 2000. We expect that increases in SG&A expenses in 2001 will result from continued staff expansion and the effect of a full year of occupancy costs associated with operating in our new facility.

Research and development
Research and development expenses, excluding grants, increased to $0.9 million for the year ended December 31, 2000, compared to $0.4 million for the year ended December 31, 1999. Research and development costs consist of materials, labour costs and benefits, depreciation on research and development equipment, legal fees for the protection of intellectual property and an allocation of overhead attributable to research and development.

We anticipate that research and development expenses will increase significantly in 2001 as we focus our efforts on the commercial and practical applications of our technology. Funding for research and development will come from our cash reserves and external sources such as government research grants.

Accrued dividend and amortization of discount on preferred shares
Expenses related to the accrued dividend and amortization of discount on our preferred shares increased to $0.3 million for the year ended December 31, 2000 compared to $0.1 million for the comparable period in 1999. This increase is directly attributable to the issuance of preferred shares in January 2000. Under Canadian GAAP our preferred shares were treated, in part, as debt and the accrued dividends and discounts associated with such debt were amortized, reflecting an expense on our financial statements. Upon the closing of our public offering, all issued and outstanding preferred shares were automatically converted into common shares. As a result we will no longer incur expenses associated with these preferred shares.

Provincial capital tax
As a result of the proceeds realized on the closing of our initial public offering, our total assets have increased to a level that exceeds the small business classification under Ontario tax legislation. As a result we are now subject to a provincial capital tax on our total assets. Under

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Canadian GAAP this is not classified as income tax expense. For the year ended
December 31, 2000 this amount was $0.3 million. In prior years we were not subject to this tax.

Interest and bank charges
Interest income, net of bank charges and interest paid increased to $0.8 million for the year ended December 31, 2000, compared to $9,000 for the year ended December 31, 1999. This increase is primarily attributable to the interest earned on the investment of the proceeds of our initial public offering. We anticipate a significant increase in interest income, reflecting a full year of interest on the short term investments we hold. Our investments are held exclusively in short term Canadian or U.S. government securities.

Foreign exchange loss
We incurred a foreign exchange loss of $1.3 million for the year ended December 31, 2000, as a result of a strengthening of the Canadian dollar against the U.S. dollar in the fourth quarter of 2000. The loss arises primarily because the Canadian dollar is our functional currency and the majority of our cash and cash equivalents is held in U.S. dollar short term investments. There were no significant foreign exchange gains or losses in prior years.

Income taxes
Income taxes increased to $0.2 million for the year ended December 31, 2000 compared to a recovery of income tax of $1,000 for the year ended December 31, 1999. The increase is attributable to a Federal large corporations tax, which was triggered by the significant increase in our net assets. Large corporations tax is imposed at a rate of 0.25 percent of an adjusted net assets amount. This tax is considered an income tax for disclosure purposes.

We were not subject to any tax on income during the year ended December 31, 2000, due to our net loss for the year. Our effective tax rate changed during fiscal 2000, reflecting our change of status from a Canadian controlled private corporation to a public company. Canadian controlled private corporations are taxed at a lower rate than public companies. The change in our effective tax rate will have an impact on future income tax payable.

Net income (loss)
Net loss increased to $1.7 million for the year ended December 31, 2000 compared to $0.2 million for the year ended December 31, 1999. Most of this increase is attributable to the foreign exchange loss of $1.3 million, increased SG&A and research and development expenses.

Loss per share increased to ($0.08) for the year ended December 31, 2000 compared to a loss of ($0.01) for the year ended December 31, 1999. The weighted average number of shares used in calculating the loss per share increased to
22.3 million shares for fiscal 2000, reflecting our public offering on November 1, 2000. The number of common shares outstanding at December 31, 2000 was 35.6 million. Options granted under our stock option plan have not been included in the calculation of the fully diluted loss per share. As at December 31, 2000, there were 3.9 million options issued and outstanding, of which 2.0 million were exercisable.

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HYDROGENICS CORPORATION
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QUARTERLY RESULTS OF OPERATIONS
The following tables show the unaudited consolidated statements of operations for the past eight quarters ending December 31, 2000. The information has been obtained from our quarterly unaudited financial statements which have been prepared in accordance with Canadian GAAP and, in the opinion of management, have been prepared on the same basis as the audited financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for the fair statement of the results of the interim periods. We expect our operating results to vary significantly from quarter to quarter. You should not rely on them to predict future performance.

1999

                                                   QUARTER ENDED (UNAUDITED)
                               (expressed in thousand of U.S. dollars - except per share amounts)
                              MARCH 31     JUNE 30     SEPTEMBER 30     DECEMBER 31     TOTAL YEAR
                              --------     -------     ------------     -----------     ----------
REVENUES                           276         498              567           1,333          2,674
COST OF REVENUES                   224         354              466           1,061          2,105
                              --------     -------     ------------     -----------     ----------
                                    52         144              101             272            569
                              --------     -------     ------------     -----------     ----------
OPERATING EXPENSES
Selling, general and
  administrative                    93         173              146             122            534
Research and development            76         117              177              54            424
Research and development
  grants                             -        (131)             (44)            (87)          (262)
Depreciation of capital
  assets                             2           3                5               8             18
                              --------     -------     ------------     -----------     ----------
                                   171         162              284              97            714
                              --------     -------     ------------     -----------     ----------
INCOME (LOSS) FROM
  OPERATIONS                      (119)        (18)            (183)            175           (145)
                              --------     -------     ------------     -----------     ----------
OTHER (INCOME) EXPENSES
Accrued dividends and
  amortization of discount
  on preferred shares               18          19               18              18             73
Provincial capital tax               -           -                -               -              -
Interest and bank charges           (6)         (4)              (7)              8             (9)
Foreign exchange (gains)
  losses                             -           -                -               -              -
                              --------     -------     ------------     -----------     ----------
                                    12          15               11              26             64
                              --------     -------     ------------     -----------     ----------
GAIN (LOSS) BEFORE INCOME
  TAXES                           (131)        (33)            (194)            149           (209)
                              --------     -------     ------------     -----------     ----------
INCOME TAX EXPENSE
  (RECOVERY)
Current                             --          (6)              --              14              8
Future                              (9)         --               --              --             (9)
                              --------     -------     ------------     -----------     ----------
                                    (9)         (6)              --              14             (1)
                              --------     -------     ------------     -----------     ----------
Net income (loss) for the
  period                          (122)        (27)            (194)            135           (208)
                              --------     -------     ------------     -----------     ----------
Earnings (loss) per share
Basic and fully diluted          (0.04)       0.00            (0.01)           0.01          (0.01)

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2000

                                                   QUARTER ENDED (UNAUDITED)
                               (expressed in thousand of U.S. dollars - except per share amounts)
                              MARCH 31     JUNE 30     SEPTEMBER 30     DECEMBER 31     TOTAL YEAR
                              --------     -------     ------------     -----------     ----------
REVENUES                         1,650       2,809            2,568           1,856          8,883
COST OF REVENUES                 1,236       1,687            1,858           1,704          6,485
                              --------     -------     ------------     -----------     ----------
                                   414       1,122              710             152          2,398
                              --------     -------     ------------     -----------     ----------
OPERATING EXPENSES
Selling, general and
  administrative                   375         376              431             887          2,069
Research and development           193         216              269             237            915
Research and development
  grants                           (60)        (46)             (35)              1           (140)
Depreciation of capital
  assets                            10          13               33              43             99
                              --------     -------     ------------     -----------     ----------
                                   518         559              698           1,168          2,943
                              --------     -------     ------------     -----------     ----------
INCOME (LOSS) FROM
  OPERATIONS                      (104)        563               12          (1,016)          (545)
                              --------     -------     ------------     -----------     ----------
OTHER (INCOME) EXPENSES
Accrued dividends and
  amortization of discount
  on preferred shares               67          82               82              31            262
Provincial capital tax               -           -                -             260            260
Interest and bank charges          (19)        (22)             (15)           (776)          (832)
Foreign exchange (gains)
  losses                             -           -               (1)          1,330          1,329
                              --------     -------     ------------     -----------     ----------
                                    48          60               66             845          1,019
                              --------     -------     ------------     -----------     ----------
GAIN (LOSS) BEFORE INCOME
  TAXES                           (152)        503              (54)         (1,861)        (1,564)
                              --------     -------     ------------     -----------     ----------
INCOME TAX EXPENSE
  (RECOVERY)
Current                             (5)        273               --             (96)           172
Future                              --          --               --              --             --
                              --------     -------     ------------     -----------     ----------
                                    (5)        273               --             (96)           172
                              --------     -------     ------------     -----------     ----------
Net income (loss) for the
  period                          (147)        230              (54)         (1,765)        (1,736)
                              --------     -------     ------------     -----------     ----------
Earnings (loss) per share
Basic and fully diluted          (0.05)       0.01            (0.00)          (0.06)         (0.08)

LIQUIDITY AND CAPITAL RESOURCES
At December 31, 2000, we held cash and short-term investments of $77.4 million, compared to $0.5 million at December 31, 1999. As a result of a private placement of our preferred shares, which closed on January 24, 2000, we received proceeds of approximately $3.6 million. Our cash position further increased by the completion of an initial public offering of our common shares which closed November 1, 2000. Pursuant to this offering we issued 7 million common shares at $12.00 per share, for net proceeds (after commissions and expenses relating to the offering) of approximately $76.2 million. Cash and cash equivalents accounted for 93% of our total assets at December 31, 2000 compared to 23% of our total assets at December 31, 1999.

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Cash used in operations for the year ended December 31, 2000 increased to $1.2 million, compared to $.09 million used in the year ended December 31, 1999. The majority of cash was used to fund non-cash working capital, specifically accounts receivable and inventories.

Accounts receivable increased as a result of increased revenue from our FCATS products. Inventory increased commensurate with our initiatives to decrease the manufacturing build cycles of our FCATS products. A contributing factor to the long build cycles is the delay in receiving materials from our suppliers.

Our capital requirements will be affected by many factors, including the success of our current product offerings, the ability to enhance our current products and our ability to develop and introduce new products that keep pace with technological developments in the marketplace. However, with cash and cash equivalents of over $77 million we believe that we have the resources necessary to meet projected capital expenditures for 2001 and 2002, without the need to raise additional funds.

Our current budget for 2001 includes a capital budget of $7.0 million to purchase equipment, primarily for our research and development programs.

CAPITAL EXPENDITURES
Capital expenditures increased to $1.5 million for the year ended December 31, 2000 compared to $0.3 million for the year ended December 31, 1999. This increase is attributable to equipment and facility expenditures related to outfitting our new facility and our expanded research and development efforts. During fiscal 2000 we manufactured 6 FCATS for our own research and development program.

Capital expenditure plans for 2001 and subsequent years will result in further investment in capital assets as we continue our manufacturing and development initiatives.

RISKS
We commenced operations of our fuel cell business in 1995 and since that time have been engaged principally in research and development relating to fuel cell systems and the manufacture and sale of fuel cell testing equipment. Accordingly, there is only a limited financial basis upon which you can evaluate our business and performance to date. The fact that we have only been in business for a short period of time and operate in a developing market means we face considerable challenges, expenses and difficulties to design, develop and manufacture new products in each of our proposed markets.

Our current business strategy is to expand significantly our development and manufacture of PEM fuel cell products and to market these products in the transportation, stationary and portable markets. In so doing, we will incur significant expenditures for research and development, expansion of our manufacturing capabilities, general administrative and sales and marketing expenses. As a result of these increased costs, we will need to generate significantly higher revenues to achieve and sustain profitability.

Fuel cells currently cost significantly more than many established competing technologies, such as internal combustion engines and batteries. The price of fuel cell products is dependent largely on material and manufacturing costs. There is no guarantee that these costs will be

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reduced to the level where we will be able to produce a competitive product or that any product we produce using lower cost materials and manufacturing processes will not suffer from a reduction in performance, reliability and longevity.

To date, a small number of customers has accounted for a significant majority of our revenues and will continue to do so for the foreseeable future. If we lose any of these customers and do not attract additional customers, we may not generate sufficient revenues to offset this loss of revenues and our financial results will be materially adversely affected.

We expect our revenues and operating results to vary significantly from quarter to quarter. These quarterly fluctuations in our operating performance result from the length of time between our first contact with a business customer and the first receipt of revenue from sales to that customer. Our products are highly-engineered and expensive to produce and many are still in development stages; therefore, the length of time between approaching a customer and delivering our products to that customer can span several quarterly periods. Further, we generally recognize revenues on a percentage-of-completion basis. Under this accounting method, revenues are recognized on a pro rata basis in relation to contract costs incurred. As costs may vary significantly from quarter to quarter depending on the stage of development of the project, quarter to quarter comparisons of our revenues and operating results may not be meaningful.

Exchange rate fluctuations may cause fluctuations in our quarterly results. We transact business internationally in multiple currencies. In particular, a significant portion of our assets and cost of revenues are in U.S. dollars. We do not currently engage in any hedging transactions related to our exchange rate risk. Accordingly, gains and losses on the conversion of foreign currency assets may contribute to fluctuations in our results of operations and fluctuating exchange rates could cause reduced revenue and gross margins from our international sales.

OUTLOOK
We intend to continue the manufacture and sale of our current FCATS product line and expand the capabilities of our FCATS products to meet our customers' specific requirements. We anticipate that demand for our FCATS products will continue to grow in 2001. Concurrent with revenue from the sale of our FCATS products, we expect a gradual increase in revenue derived from other sources, including system integration, where we apply our knowledge of test stations to make full fuel cell systems for our customers, and full power systems, where we combine our systems knowledge with our proprietary fuel cell technology to make power generators for specific applications.

We will continue to invest in research and development directly and will seek additional shareholder value in collaborative and developmental alliances. Our marketing efforts will continue to focus on the target markets of transportation, stationary and portable power. During fiscal 2000 we initiated an aggressive program to protect our intellectual property, and we will continue to pursue this objective in 2001.

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MANAGEMENT'S REPORT

TO THE SHAREHOLDERS OF HYDROGENICS CORPORATION
The accompanying consolidated financial statements and all information in this annual report are the responsibility of management. The consolidated financial statements have been prepared in accordance with generally accepted Canadian accounting principles and include certain estimates that reflect management's best judgments. The significant accounting policies which management believes are appropriate for the Company are described in note 2 to the consolidated financial statements. Financial information contained throughout this annual report is consistent with these financial statements.

Management has established and maintains a system of internal control that provides reasonable assurance that all transactions are accurately recorded, that the financial statements realistically report the company's operating and financial results, and that the company's assets are safeguarded.

The Board of Directors, through its Audit Committee, ensures that management fulfills its responsibilities for financial reporting and systems of internal control. The Audit Committee, which is comprised solely of outside directors, meets regularly with financial management and external auditors to review accounting, auditing and financial matters. The Audit Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, the independent auditors, in accordance with Canadian generally accepted auditing standards on behalf of the shareholders. The independent auditors have full and unrestricted access to the Audit Committee.


[PIERRE RIVARD SIGNATURE]                    [ROBERT EDWARDS SIGNATURE]
PIERRE Rivard,                               Robert Edwards
President, Chief Executive Officer           Vice President, Finance and Administration

March 7, 2001

AUDITORS' REPORT

TO THE SHAREHOLDERS OF HYDROGENICS CORPORATION
We have audited the consolidated balance sheets of Hydrogenics Corporation as at December 31, 2000 and 1999 and the consolidated statements of operations, retained earnings (deficit) and cash flows for each of the years in the three-year period ended December 31, 2000. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2000 and 1999 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2000 in accordance with Canadian generally accepted accounting principles.

[PWC SIGNATURE]
Chartered Accountants
Toronto, Canada

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